

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

September 7, 2023

Fei Cao
Chief Financial Officer
Weibo Corporation
8/F, QIHAO Plaza, No. 8 Xinyuan S. Road, Chaoyang District
Beijing 100027, People's Republic of China

     Re: Weibo Corporation
          Form 20-F for Fiscal Year Ended December 31, 2022
          File No. 001-36397

Dear Fei Cao:

     We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

          Sincerely,

          Division of Corporation Finance
          Disclosure Review Program

cc: Yuting Wu